

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 29, 2017

Via E-mail
Mr. James A. Beer
Executive Vice President and Chief Financial Officer
McKesson Corporation
One Post Street
San Francisco, CA 94104

> **Re:** **McKesson Corporation**
> **Form 10-K for the Year Ended March 31, 2017**
> **Filed May 22, 2017**
> **File No. 001-13252**

Dear Mr. Beer:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and
Mining